B. Sonny Bal, M.D.

President and Chief Executive Officer

Sintx Technologies, Inc.

1885 West 2100 South

Salt Lake City, Utah 84119

December 9, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Joe McCann and Ms. Christine Westbrook

Re:	Sintx Technologies, Inc.
Registration Statement on Form S-1
Filed November 1, 2019
File No. 333-234438

Dear Mr. McCann and Ms. Westbrook:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 27, 2019 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Sintx Technologies, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing Amendment No. 1 to the registration statement on Form S-1 (the “Public Filing”). The changes made in the Public Filing are in response to certain of the Staff’s comments as set forth in the SEC Comment Letter.

Registration Statement on Form S-1 filed November 1, 2019

Cover Page:

1.	We note your disclosure that you may extend the rights offering in your sole discretion. Please revise your disclosure to state a termination date that is not indefinite. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response to Comment No. 1:

The Company respectfully advises the Staff that the Company has updated the disclosure on the cover page of the prospectus contained in the Registration Statement, and throughout the Registration Statement as needed, to disclose that the Company may extend the rights offering for additional periods in its sole discretion for any reason for up to an additional 45 days.

Securities and Exchange Commission

December 9, 2019

The Rights Offering

No Revocation or Change, page 25

2.	We note your disclosure that all exercises of subscription rights are irrevocable even if purchasers learn information about you that purchasers consider to be unfavorable. Please tell us the circumstances under which you will provide your shareholders with the right to revoke subscriptions in the event of material developments during the offering period.

Response to Comment No. 2:

The Company respectfully advises the Staff that the Company has updated the disclosure on page 25 of the prospectus contained in the Registration Statement, and throughout the Registration Statement as needed, to include the following disclosure:

If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder or eligible warrant holder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.

*   *   *

Securities and Exchange Commission

December 9, 2019

Please contact the Company’s counsel, David F. Marx, of Dorsey & Whitney LLP, at (801) 933-7363 if you have any questions with respect to this letter.

Very truly yours,

SINTX TECHNOLOGIES, INC.

/s/ B. SONNY BAL
B. Sonny Bal, M.D. President and Chief Executive Officer

cc:	David F. Marx